UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

                                     FORM 4

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

(Print or Type Responses)

1.     Name and Address of Reporting Person*

       Elliott Associates, L.P.
       712 Fifth Avenue
       New York, New York 10019

2.     Issuer Name and Ticker or Trading Symbol

       BayCorp Holdings, Ltd. (MWH)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for Month/Day/Year

       3/21/2003

5.     If Amendment, Date of Original (Month/Day/Year)

6.     Relationship of Reporting Person(s) to Issuer (Check all applicable)

       [ ] Director
       [ ] Officer (give title below)
       [x] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by One Reporting Person
       [ ] Form filed by More than One Reporting Person




*If the form is filed by more than one reporting  person,  see  Instruction
4(b)(v).

           Table I - Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned

1.     Title of Security (Instr. 3)

             Common Stock

2.     Transaction Date (Month/Day/Year)

             3/21/03

2A.    Deemed Execution Date, if any (Month/Day/Year)

             N/A

3.     Transaction Code (Inst. 8)

             S

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             Amount

                 2,000

             (A) or (D)

                 (D)

             Price

                 $13.00

5.     Amount of Securities Beneficially Owned Following Reported Transaction(s)

             49,075 (1)

6.     Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

             D

7.     Nature of Indirect Beneficial Ownership (Instr. 4)

             N/A

Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

--------
(1) The number of shares reported on Form 4 filed March 20, 2003 by the Reporting Person as disposed pursuant to the Issuer's self tender offer was an approximation based on the Issuer's press release dated March 19, 2003, in which the Issuer announced that it had accepted for purchase 94.2% of the aggregate shares tendered. Therefore, the number of shares owned as of the date hereof is an estimation.

    Table II - Derivative Securities Acquired, Disposed of, or Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)

1.      Title of Derivative Security (Instr. 3)



2.      Conversion or Exercisable Price of Derivative Security



3.      Transaction Date (Month/Day/Year)



3A.     Deemed Execution Date, if any (Month/Day/Year)



4.      Transaction Code (Instr. 8)

             Code



5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             (A)



             (D)


6.      Date Exercisable and Expiration Date (Month/Day/Year)

             Date Exercisable:



             Expiration Date:



7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

             Title:



             Amount or Number of Shares:

8.      Price of Derivative Security (Inst. 5)



9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)



10.     Ownership  Form of  Derivative  Security:  Direct (D) or Indirect  (I)
        (Instr. 4)



11.     Nature of Indirect Beneficial Ownership (Instr. 4)




Explanation of Responses:




**Intentional   misstatement  or  omissions  of  facts  constitute  Federal
Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       Date: March 24, 2003

                 ELLIOTT ASSOCIATES, L.P.
                 By: Elliott Capital Advisors, L.P., as General Partner
                    By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                               --------------------
                                   Elliot Greenberg
                                   Vice President

                 **Signature of Reporting Person